MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                           AT JUNE 30 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                                               CURRENT YEAR              PREVIOUS YEAR
S                                        CONCEPTS                   Amount     %              Amount     %
--------------------------------------------------------------------------------------------------------------
  1          TOTAL ASSETS ....................................   44,934,762   100          35,205,470   100
  2          CURRENT ASSETS ..................................   18,803,679    42          20,752,404    59
  3          CASH AND CASH EQUIVALENTS .......................    6,003,824    13           6,862,973    19
  4          TRADE ACCOUNTS RECEIVABLE, NET ..................    7,691,705    17           9,860,738    28
  5          OTHER RECEIVABLES ...............................    1,271,335     3           1,054,467     3
  6          INVENTORIES, NET ................................    2,688,975     6           2,001,491     6
  7          OTHER CURRENT ASSETS ............................    1,147,840     3             972,735     3
  8          LONG-TERM .......................................   19,083,532    42          12,003,739    34
  9          NON CURRENT RECEIVABLES, NET ....................    1,129,524     3             447,434     1
 10          INVESTMENT IN AFFILIATED COMPANIES ..............      247,380     1             147,916     0
 11          OTHER INVESTMENTS ...............................   17,706,628    39          11,408,389    32
 12          PROPERTY, PLANT AND EQUIPMENT ...................    3,020,379     7           1,466,387     4
 13          PROPERTY ........................................    2,181,932     5             760,256     2
 14          MACHINERY AND OPERATING EQUIPMENT ...............    2,260,343     5           2,158,999     6
 15          OTHER EQUIPMENT .................................      576,109     1             570,153     2
 16          ACCUMULATED DEPRECIATION ........................    2,011,623     4           2,026,740     6
 17          CONSTRUCTION IN PROCESS .........................       13,618     0               3,719     0
 18          OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)    3,521,378     8             505,854     1
 19          OTHER ASSETS ....................................      505,794     1             477,086     1

 20          TOTAL LIABILITIES ...............................   24,868,280   100          20,292,083   100

 21          CURRENT LIABILITIES .............................   12,039,032    48          13,296,087    66
 22          ACCOUNTS PAYABLE ................................    2,946,778    12           2,873,267    14
 23          CURRENT DEBT ....................................    2,661,153    11           2,828,588    14
 24          STOCK MARKET LOANS ..............................      678,521     3           2,576,609    13
103          OTHER LOANS WITH COST ...........................       63,782     0              42,231     0
 25          TAXES OTHER THAN INCOME TAX .....................      160,099     1             147,689     1
 26          OTHER CURRENT LIABILITIES WITHOUT COST ..........    5,528,699    22           4,827,703    24
 27          LONG-TERM LIABILITIES ...........................   10,356,149    42           6,287,422    31
 28          LONG TERM DEBT ..................................    2,888,518    12           3,561,959    18
 29          STOCK MARKET LOANS ..............................    7,246,015    29           2,489,895    12
 30          OTHER LOANS WITH COST ...........................      221,616     1             235,568     1
 31          DEFERRED LOANS ..................................       17,625     0              17,573     0
 32          OTHER NON CURRENT LIABILITIES WITHOUT COST ......    2,455,474    10             691,001     3

 33          CONSOLIDATED STOCK HOLDERS' EQUITY ..............   20,066,482   100          14,913,387   100

 34          MINORITY INTEREST ...............................    5,225,552    26           4,659,521    31
 35          MAJORITY INTEREST ...............................   14,840,930    74          10,253,866    69
 36          CONTRIBUTED CAPITAL .............................   13,023,752    65           7,925,519    53
 79          CAPITAL STOCK ...................................    6,902,695    34           6,111,154    41
 39          PREMIUM ON SALES OF SHARES ......................    6,121,057    31           1,814,365    12
 40          CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ......            0     0
 41          CAPITAL INCREASE (DECREASE) .....................    1,817,178     9           2,328,347    16
 42          RETAINED EARNINGS AND CAPITAL RESERVE ...........    1,559,480     8           2,314,226    16
 44          OTHER ACCUMULATED COMPREHENSIVE RESULT ..........      257,698     1              14,121     0
 80          SHARES REPURCHASED ..............................            0     0                   0     0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                 CONCEPTS                             CURRENT YEAR              PREVIOUS YEAR
S                                                                         Amount      %             Amount      %
--------------------------------------------------------------------------------------------------------------------
  3      CASH AND SHORT-TERM INVESTMENTS .......................        6,003,824   100           6,862,973   100
 46      CASH ..................................................        2,035,684    34           1,543,659    22
 47      SHORT-TERM INVESTMENTS ................................        3,968,140    66           5,319,314    78

  7      OTHER CURRENT ASSETS ..................................        1,147,840   100             972,735   100
 81      DERIVATIVE FINANCIAL INSTRUMENTS ......................                0     0                   0     0
 82      DISCONTINUED OPERATIONS ...............................                0     0                   0     0
 83      OTHER .................................................        1,147,840   100             972,735   100

 18      DEFERRED ASSETS (NET) .................................        3,521,378   100             505,854   100
 48      AMORTIZED OR REDEEMED EXPENSES ........................          943,790    27             361,388    71
 49      GOODWILL ..............................................        2,577,588    73             144,466    29
 51      OTHERS ................................................                0     0                   0     0

 19      OTHER ASSETS ..........................................          505,794   100             477,086   100

 85      DERIVATIVE FINANCIAL INSTRUMENTS ......................          163,808    32              24,671     5
 50      DEFERRED TAXES ........................................           17,389     3                   0     0
104      BENEFITS TO EMPLOYEES .................................          324,597    64             396,990    83
 86      DISCONTINU 0OPERATIONS ................................                0     0
 87      OTHER .................................................                0   55,425               12

 21      CURRENT LIABILITIES ...................................       12,039,032   100          13,296,087   100
 52      FOREING CURRENCY LIABILITIES ..........................        4,231,843    35           7,531,087    57
 53      MEXICAN PESOS LIABILITIES .............................        7,807,189    65           5,765,000    43

 26      OTHER CURRENT LIABILITIES .............................        5,528,699   100           4,827,703   100
 88      DERIVATIVE FINANCIAL INSTRUMENTS ......................                0     0                   0     0
 89      INTEREST LIABILITIES ..................................                0     0                   0     0
 68      PROVISIONS ............................................          753,683    14             727,251    15
 90      DISCONTINUED OPERATIONS ...............................                0     0                   0     0
 58      OTHER CURRENT LIABILITIES .............................        4,775,016    86           4,100,452    85
105      BENEFITS TO EMPLOYEES .................................                0     0                   0     0

 27      LONG-TERM LIABILITIES .................................       10,356,149   100           6,287,422   100
 59      FOREING CURRENCY LIABILITIES ..........................        2,791,720    27           1,847,050    29
 60      MEXICAN PESOS LIABILITIES .............................        7,564,429    73           4,440,372    71

 31      DEFERRED LOANS ........................................           17,625   100              17,573   100
 65      NEGATIVE GOODWILL .....................................                0     0                   0     0
 67      OTHERS ................................................           17,625   100              17,573   100

 32      OTHER LIABILITIES .....................................        2,455,474   100             691,001   100
 66      DEFERRED TAXES ........................................        1,856,029    76                   0     0
 91      OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE ......          540,116    22             559,665    81
 92      DISCONTINUED OPERATIONS ...............................                0     0                   0     0
 69      OTHERS LIABILITIES ....................................           59,329     2             131,336    19

 79      CAPITAL STOCK .........................................        6,902,695   100           6,111,154   100
 37      CAPITAL STOCK (NOMINAL) ...............................        6,902,695   100           5,662,068    93
 38      RESTATEMENT OF CAPITAL STOCK ..........................                0     0             449,086     7

 42      RETAINED EARNINGS AND CAPITAL RESERVE .................        1,559,480   100           2,314,226   100
 93      LEGAL RESERVE .........................................          209,785    13             247,879    11
 43      RESERVE FOR REPURCHASE OF SHARES ......................          750,533    48             750,531    32
 94      OTHER RESERVES ........................................                0     0                   0     0
 95      RETAINED EARNINGS .....................................          506,362    32           1,169,345    51
 45      NET INCOME FOR THE YEAR ...............................           92,800     6             146,471     6

 44      OTHER ACCUMULATED COMPREHENSIVE RESULT ................          257,698   100              14,121   100
 70      ACCUMULATED INCOME DUE TO MONETARY POSITION ...........                0     0                   0     0
 71      INCOME FROM NON-MONETARY POSITION ASSETS ..............                0     0                   0     0
 96      CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION ...                0     0              12,876    91
 97      CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS          264,621   103                   0     0
 98      CUMULATIVE EFFECT OF DEFERRED INCOME TAXES ............                0     0                   0     0
100      OTHER .................................................           -6,923    -3               1,245     9


                            MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                                    CURRENT YEAR            PREVIOUS YEAR
S                                                                          Amount                    Amount
-------------------------------------------------------------------------------------------------------------------
72       WORKING CAPITAL                                                6,764,647                 7,456,317
73       PENSIONS FUND AND SENIORITY PREMIUMS                              19,088                    10,374
74       EXECUTIVES (*)                                                       106                        63
75       EMPLOYERS (*)                                                      5,825                     4,986
76       WORKERS (*)                                                       13,268                    12,864
77       CIRCULATION SHARES (*)                                       498,158,575               407,750,737
78       REPURCHASED SHARES (*)                                                 0                         0
101      RESTRICTED CASH                                                  871,326                 2,613,911
102      NET DEBT  OF NON CONSOLIDATED COMPANIES                                0                         0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.




                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                        CONSOLIDATED STATEMENT OF INCOME
                FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                      CONCEPTS                             CURRENT YEAR              PREVIOUS YEAR
R                                                               Amount    %              Amount      %
--------------------------------------------------------------------------------------------------------
  1          REVENUES ...................................   11,447,804   100          10,490,430   100
  2          COST OF SALES ..............................    9,638,303    84           8,853,810    84
  3          GROSS PROFIT ...............................    1,809,501    16           1,636,620    16
  4          SELLING, GENERAL AN OPERATING EXPENSES .....    1,068,532     9             970,525     9
  5          OPERATING INCOME ...........................      740,969     6             666,095     6
  8          OTHER INCOME (LOSS), NET ...................       96,905     1              71,421     1
  6          FINANCING COST (INCOME), NET ...............     -305,260    -3            -304,251    -3
 12          SHARE IN NET INCOME OF AFFILIATED COMPANIES      -195,338    -2              18,654     0
 48          NON ORDINARY ITEMS .........................            0     0                   0     0
  9          INCOME BEFORE TAXES ........................      337,276     3             451,919     4
 10          TAXES ......................................       43,816     0              81,547     1
 11          INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS      293,460     3             370,372     4
 14          DISCONTINUED OPERATIONS ....................            0     0                   0     0
 18          CONSOLIDATED NET INCOME ....................      293,460     3             370,372     4
 19          NET INCOME OF MINORITY INTEREST ............      200,660     2             223,901     2
 20          NET INCOME OF MAJORITY INTEREST ............       92,800     1             146,471     1


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                        CONSOLIDATED STATEMENT OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS              CURRENT YEAR              PREVIOUS YEAR
R                                                  Amount      %              Amount       %
---------------------------------------------------------------------------------------------
  1    REVENUES ........................         11,447,804   100          10,490,430   100
 21    DOMESTIC ........................         10,116,989    88           8,345,509    80
 22    FOREIGN .........................          1,330,815    12           2,144,921    20
 23    TRANSLATED INTO DOLLARS (***) ...            129,212     1             199,244     2

  8    OTHER FINANCIAL OPERATIONS ......             96,905   100              71,421   100
 49    OTHER INCOME (LOSS), NET ........              4,375     5              75,623   106
 34    EMPLOYEES' PROFIT SHARING EXPENSE              5,744     6               6,755     9
 35    DEFERED EMPLOYEES' PROFIT SHARING            -98,274   -101             -2,553    -4

  6    FINANCING COST (INCOME), NET ....           -305,260   100            -304,251   100
 24    INTEREST EXPENSE ................            469,478   -154            549,455   -181
 42    INTEREST EXPENSE ................                  0     0                   0     0
 45    OTHER FINANCE COSTS .............                  0     0                   0     0
 26    INTEREST INCOME .................            244,504   -80             219,859   -72
 46    OTHER FINANCIAL PRODUCTS ........                  0     0                   0     0
 25    FOREIGN EXCHANGE GAIN (LOSS) NET             -80,286    26              48,847   -16
 28    GAIN DUE TO MONETARY POSITION ...                  0     0             -23,502     8

 10    RESERVE FOR TAXES ...............             43,816   100              81,547   100
 32    INCOME TAX ......................            -19,496   -44             170,554   209
 33    DEFERED INCOME TAX ..............             63,312   144             -89,007   -109

(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                  CONCEPTS                       CURRENT YEAR     PREVIOUS YEAR
R                                                        Amount          Amount
----------------------------------------------------------------------------------
 36    TOTAL REVENUES .......................         11,447,804      10,295,273
 37    NET INCOME OF THE YEAR ...............                  0        -571,374
 38    NET REVENUES (**) ....................         23,446,393      22,405,146
 39    OPERATING INCOME (**) ................          1,625,283       1,521,994
 40    NET INCOME OF MAYORITY INTEREST(**) ..           -928,098         567,580
 41    CONSOLIDATED NET INCOME (**) .........           -861,763         940,899
 47    OPERATIVE DEPRECIATION AND ACCUMULATED            443,958         322,414


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                       SECOND QUARTER STATEMENT OF INCOME
                 FROM APRIL THE 1st TO JUNE 30 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                      CONCEPTS                         CURRENT YEAR              PREVIOUS YEAR
RT                                                          Amount      %            Amount      %
----------------------------------------------------------------------------------------------------
  1    REVENUES ...................................        6,226,988   100         5,648,742   100
  2    COST OF SALES ..............................        5,296,428    85         4,710,085    83
  3    GROSS PROFIT ...............................          930,560    15           938,657    17
  4    SELLING, GENERAL AN OPERATING EXPENSES .....          578,590     9           536,037     9
  5    OPERATING INCOME ...........................          351,970     6           402,620     7
  8    OTHER INCOME (LOSS), NET ...................            3,363     0            38,004     1
  6    FINANCING COST (INCOME), NET ...............         -182,711    -3          -168,938    -3

 12    SHARE IN NET INCOME OF AFFILIATED COMPANIES           -96,999    -2            20,929     0
 48    NON ORDINARY ITEMS .........................                0     0                 0     0
       INCOME BEFORE TAXES ........................           75,623     1           292,615     5
       TAXES ......................................          -17,622     0            65,946     1
       INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS           93,245     1           226,669     4
 14    DISCONTINUED OPERATIONS ....................                0     0                 0     0
 18    CONSOLIDATED NET INCOME ....................           93,245     1           226,669     4
 19    NET INCOME OF MINORITY INTEREST ............           28,828     0           105,223     2
 20    NET INCOME OF MAJORITY INTEREST ............           64,417     1           121,446     2



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                       SECOND QUARTER STATEMENT OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF              CONCEPTS                         CURRENT YEAR           PREVIOUS YEAR
RT                                                Amount      %           Amount     %
-----------------------------------------------------------------------------------------
  1    REVENUES ........................        6,226,988   100         5,648,742   100
 21    DOMESTIC ........................        5,557,646    89         4,408,901    78
 22    FOREIGN .........................          669,342    11         1,239,841    22
 23    TRANSLATED INTO DOLLARS (***) ...           66,991     1           117,194     2

  8    OTHER FINANCIAL OPERATIONS ......            3,363   100            38,004   100
 49    OTHER INCOME (LOSS), NET ........            5,089   151            30,968    81
 34    EMPLOYEES' PROFIT SHARING EXPENSE            3,659   109               220     1
 35    DEFERED EMPLOYEES' PROFIT SHARING           -1,933   -57            -7,256   -19

  6    FINANCING COST (INCOME), NET ....         -182,711   100          -168,938   100
 24    INTEREST EXPENSE ................          256,471   -140          259,434   -154
 42    INTEREST EXPENSE ................                0     0                 0     0
 45    OTHER FINANCE COSTS .............                0     0                 0     0
 26    INTEREST INCOME .................          101,945   -56           109,051   -65
 46    OTHER FINANCIAL PRODUCTS ........                0     0                 0     0
 25    FOREIGN EXCHANGE GAIN (LOSS) NET           -28,185    15           -25,608    15
 28    GAIN DUE TO MONETARY POSITION ...                0     0             7,053    -4

 10    RESERVE FOR TAXES ...............          -17,622   100            65,946   100
 32    INCOME TAX ......................          -75,351   428            69,306   105
 33    DEFERED INCOME TAX ..............           57,729   -328           -3,360    -5


(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                       SECOND QUARTER STATEMENT OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                         CURRENT YEAR       PREVIOUS YEAR
RT                                                              Amount            Amount
--------------------------------------------------------------------------------------------------
47      OPERATIVE DEPRECIATION AND ACCUMULATED
        IMPAIRMENT LOSSES .............................        244,398           140,334



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

REF
P                         CONCEPTS                           CURRENT YEAR               PREVIOUS YEAR
-------------------------------------------------------------------------------------------------------------
YIELD
------------------------------------------------------
 1   NET INCOME TO NET SALES .........................        2.56   %                   3.53      %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........       -4.29   %                   6.31      %
 3   NET INCOME TO TOTAL ASSETS (**) .................       -1.92   %                   2.67      %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00   %                   0.00      %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...        0.00   %                  -6.35      %

ACTIVITY
------------------------------------------------------
 6   NET SALES TO NET ASSETS (**) ....................        0.52   times               0.63      times
 7   NET SALES TO FIXED ASSETS (**) ..................        7.76   times              15.03      times
 8   INVENTORIES ROTATION (**) .......................        7.33   times               9.36      times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............      105.00   days              147.00      days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        6.71   %                   8.74      %

LEVERAGE
------------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       55.34   %                  57.64      %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        1.24   times               1.36      times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       28.24   %                  46.22      %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      342.88   %                 428.77      %
15   OPERATING INCOME TO INTEREST PAID ...............        1.58   times               1.21      times
16   NET SALES TO TOTAL LIABILITIES (**) .............        0.94   times               1.09      times

LIQUIDITY
------------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.56   times               1.56      times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.34   times               1.41      times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.76   times               1.02      times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       49.87   %                  51.62      %



(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

REF                      CONCEPTS                                CURRENT YEAR                         PREVIOUS YEAR
D                                                                      Amount                                Amount
------------------------------------------------------------------------------------------------------------------------------

1    BASIC PROFIT PER ORDINARY SHARE (**) ...............     Ps.       -1.95                      Ps.         1.40
2    BASIC PROFIT PER PREFERENT SHARE (**) ..............     Ps.        0.00                      Ps.         0.00
3    DILUTED PROFIT PER ORDINARY SHARE (**) .............     Ps.        0.00                      Ps.         0.00
4    CONTINUOUS OPERATING PROFIT PER COMUN
      SHARE(**) .........................................     Ps.       -1.81                      Ps.         2.32
5    EFFECT OF DISCONTINUOUS OPERATING ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**) ........     Ps.        0.00                      Ps.         0.00
8    CARRYING VALUE PER SHARE ...........................     Ps.       29.79                      Ps.        25.15
9    CASH DIVIDEND ACUMULATED PER SHARE .................     Ps.        0.00                      Ps.         0.00
10   DIVIDEND IN SHARES PER SHARE .......................                0.00   shares                         0.00   shares
11   MARKET PRICE TO CARRYING VALUE .....................                2.16   times                          2.24   times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
      SHARE (**) ........................................              -32.96   times                         40.31   times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
      SHARE (**) ........................................                0.00   times                          0.00   times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.




                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing


REF                   CONCEPTS                             CURRENT YEAR     PREVIOUS YEAR
C                                                                Amount           Amount
--------------------------------------------------------------------------------------------
  1    CONSOLIDATED NET INCOME ......................                0           365,512
  2    +(-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING CASH ...........................                0           416,112
  3    CASH FLOW FROM NET INCOME OF THE YEAR ........                0           781,624
  4    CASH FLOW FROM CHANGE IN WORKING CAPITAL .....                0         4,106,771
  5    CASH GENERATED (USED) IN OPERATING ACTIVITIES                 0         4,888,395
  6    CASH FLOW FROM EXTERNAL FINANCING ............                0        -2,765,795
  7    CASH FLOW FROM INTERNAL FINANCING ............                0           192,060
  8    CASH FLOW GENERATED (USED) BY FINANCING ......                0        -2,573,735
  9    CASH FLOW GENERATED (USED) IN INVESTMENT
       ACTIVITIES ...................................                0        -1,041,744
 10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
       INVESTMENTS ..................................                0         1,272,916
 11    CASH AND SHORT-TERM INVESTMENTS AT THE
       BEGINNING OF PERIOD ..........................                0         5,590,057
 12    CASH AND SHORT-TERM INVESTMENTS AT THE END
       OF PERIOD ....................................                0         6,862,973



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                        CONCEPTS                         CURRENT YEAR          PREVIOUS YEAR
C                                                               Amount                  Amount
-------------------------------------------------------------------------------------------------
  2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
       USING CASH .....................................           0                    416,112
 13    + DEPRECIATION AND AMORTIZATION FOR THE YEAR ...           0                    322,414
 41    + (-) OTHER ITEMS ..............................           0                     93,698

  4    CASH FLOW FROM CHANGE IN WORKING CAPITAL .......           0                  4,106,771
 18    + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE            0                  5,464,238
 19    + (-) DECREASE (INCREASE) IN INVENTORIES .......           0                   -499,596
 20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
       RECEIVABLE .....................................           0                   -849,216
 21    + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..           0                     78,064
 22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .           0                    -86,719

  6    CASH FLOW FROM EXTERNAL FINANCING ..............           0                 -2,765,795
 23    + SHORT-TERM BANK AND STOCK MARKET FINANCING ...           0                  1,665,362
 24    + LONG-TERM BANK AND STOCK MARKET FINANCING ....           0                          0
 25    + DIVIDEND RECEIVED ............................           0                          0
 26    + OTHER FINANCING ..............................           0                   -242,221
 27    (-) BANK FINANCING AMORTIZATION ................           0                 -4,416,734
 28    (-) STOCK MARKET AMORTIZATION ..................           0                          0
 29    (-) OTHER FINANCING AMORTIZATION ...............           0                          0
 42    + (-) OTHER ITEMS ..............................           0                    -72,202

  7    CASH FLOW FROM INTERNAL FINANCING ..............           0                    192,060
 30    + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....           0                    192,060
 31    (-) DIVIDENS PAID ..............................           0                          0
 32    + PREMIUM ON SALE OF SHARES ....................           0                          0
 33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....           0                          0
 43    + (-) OTHER ITEMS ..............................           0                          0

  9    CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
       ACTIVITIES .....................................           0                 -1,041,744
 34    + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
       OF A PERMANENT NATURE ..........................           0                   -439,761
 35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT           0                   -501,169
 36    (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......           0                          0
 37    + SALE OF OTHER PERMANENT INVESTMENTS ..........           0                     23,973
 38    + SALE OF TANGIBLE FIXED ASSETS ................           0                     27,883
 39    + (-) OTHER ITEMS ..............................           0                   -152,670
837    NET INCOME OF THE YEAR .........................           0                   -571,374
 38    NET REVENUES (**) ..............................  23,446,393                 22,405,146
 39    OPERATING INCOME (**) ..........................   1,625,283                  1,521,994
 40    NET INCOME OF MAYORITY INTEREST(**) ............    -928,098                    567,580
 41    CONSOLIDATED NET INCOME (**) ...................    -861,763                    940,899
       47 OPERATIVE DEPRECIATION AND ACCUMULATED ......     443,958                    322,414


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS





                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                                  MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                  CONCEPTS                                    CURRENT YEAR        PREVIOUS YEAR
E                                                                    Amount               Amount
-------------------------------------------------------------------------------------------------------
ACTIVITIES OF OPERATION
  1    INCOME (LOSS) BEFORE INCOME TAXES ..................          337,276                   0
  2    +(-) ITEMS NOT REQUIRING CASH ......................                0                   0
  3    +(-) ITEMS RELATED TO INVESTING ACTIVITIES .........          638,554                   0
  4    +(-) ITEMS RELATED TO FINANCING ACTIVITIES .........          488,354                   0
  5    CASH FLOW BEFORE INCOME TAX ........................        1,464,184                   0
  6    CASH FLOWPROVIDED OR USED IN OPERATION .............        -2,893,573                  0
  7    NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES ....        -1,429,389                  0

INVESTMENT ACTIVITIES
  8    NET CASH FLOW FROM INVESTING ACTIVITIES ............        -2,312,377                  0
  9    FINANCING ACTIVITIES ...............................        -3,741,766                  0

FINANCING ACTIVITIES
 10    NET CASH FROM FINANCING ACTIVITIES .................        2,874,023                   0
 11    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS         -867,743                   0
 12    TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS                0                   0
 13    CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD         6,871,567                   0
 14    CASH AND CASH EQUIVALENTS AT END OF PERIOD .........        6,003,824                   0



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                            DESGLOSE DE MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                             CURRENT YEAR          PREVIOUS YEAR
E                                                                            Amount                 Amount
------------------------------------------------------------------------------------------------------------
  2    +(-) ITEMS NOT REQUIRING CASH ............................                0                    0
 15    +ESTIMATES FOR THE PERIOD ................................                0                    0
 16    +PROVISIONS FOR THE PERIOD ...............................                0                    0
 17    + (-)OTHER UNREALIZED ITEMS ..............................                0                    0

  3    CASH FLOW FROM CHANGE IN WORKING CAPITAL .................          638,554                    0
 18    + DEPRECIATION AND AMORTIZATION FOR THE PERIOD ...........          443,958                    0
 19    (-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT             -743                    0
 20    + IMPAIRMENT LOSS ........................................                0                    0
 21    (-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES ..          195,339                    0
 22    (-) DIVIDENDS RECEIVED ...................................                0                    0
       23 (-) INTEREST INCOME ...................................                0                    0
       24 (-)+ OTHER ITEMS ......................................                0                    0

  4    +(-) ITEMS RELATED TO FINANCING ACTIVITIES ...............          488,354                    0
 25    + ACCRUED INTEREST .......................................          514,642                    0
 26    +(-) OTHER ITEMS .........................................          -26,288                    0

  6    CASH FLOWPROVIDED OR USED IN OPERATION ...................        -2,893,573                   0
 27    +(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE ..........        -1,393,142                   0
 28    +(-) DECREASE (INCREASE) IN INVENTORIES ..................        -1,127,090                   0
 29    +(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE ....         -704,348                    0
 30    +(-) INCREASE (DECREASE) IN SUPPLIERS ....................         -619,754                    0
 31    +(-) INCREASE (DECREASE) IN OTHER LIABILITIES ............          950,761                    0
 32    +(-) INCOME TAXES PAID OR RETURNED .......................                0                    0

  8    NET CASH FLOW FROM INVESTING ACTIVITIES ..................        -2,312,377                   0
 33    - PERMANENT INVESTMENT IN SHARES .........................         -459,584                    0
 34    + DISPOSITION OF PERMANENT INVESTMENT IN SHARES ..........                0                    0
 35    - INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT ............        -1,327,831                   0
 36    + SALE OF PROPERTY, PLANT AND EQUIPMENT ..................           54,838                    0
 37    - INVESTMENT IN INTANGIBLE ASSETS ........................                0                    0
 38    + DISPOSITION OF INTANGIBLE ASSETS .......................                0                    0
 39    - OTHER PERMANENT INVESTMENTS ............................                0                    0
 40    +DISPOSITION OF OTHER PERMANENT INVESTMENTS ..............                0                    0
 41    + DIVIDEND RECEIVED ......................................                0                    0
 42    + INTEREST RECEIVED ......................................                0                    0
 43    +(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                0                    0
 44    +(-) OTHER ITEMS .........................................         -579,800                    0

 10    NET CASH FROM FINANCING ACTIVITIES .......................        2,874,023                    0
       45 +BANK FINANCING .......................................        3,410,267                    0
 46    + STOCK MARKET FINANCING .................................           532353                    0
 47    + OTHER FINANCING ........................................          -18,189                    0
 48    (-) BANK FINANCING AMORTIZATION ..........................         -308,094                    0
 49    (-) STOCK MARKET FINANCING AMORTIZATION ..................          -50,671                    0
 50    (-) OTHER FINANCING AMORTIZATION .........................         -517,968                    0
 51    +(-) INCREASE (DECREASE) IN CAPITAL STOCK ................            8,477                    0
 52    (-) DIVIDENDS PAID .......................................                0                    0
       53 + PREMIUM ON ISSUANCE OF SHARES .......................                0                    0
       54 + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ..........                0                    0
       55 - INTEREST EXPENSE ....................................                0                    0
       56 - REPURCHASE OF SHARES ................................                0                    0
       57 +(-) OTHER ITEMS ......................................         -182,152                    0



* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

